Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”) 788 — 550 Burrard Street Vancouver BC, V6C 2B5
Telephone:       (604) 899-5450     Facsimile:     (604) 484-4710

ITEM 2.                                                DATE OF MATERIAL CHANGE

October 19, 2016

ITEM 3.                                                NEWS RELEASE

A news release was disseminated on October 19, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

Platinum Group announced positive results from an independent pre-feasibility study (“PFS”) on the Waterberg Project contained in a technical report dated October 19, 2016 and titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” (the “Technical Report”) prepared by WorleyParsons RSA (Pty) Ltd. trading as Advisian.  Platinum Group is to hold a 58.62% effective interest in the Waterberg Project (including through its minority interest in Mnombo) with the Japan, Oil, Gas and Metals National Corporation (“JOGMEC”) holding a 28.35% interest.  Empowerment partner Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) will hold the balance of the joint venture.

Highlights of the PFS include:

•                              Validation of the 2014 Waterberg Preliminary Economic Assessment (“PEA”) results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold (“4E”) mine.

•                              Annual steady state production rate of 744,000 4E ounces in concentrate.

•                              A 3.5 year construction period.

•                              On site life-of-mine average cash cost of US$248 per 4E ounce including by-product credits and exclusive of smelter discounts.

•                              After-tax Net Present Value (“NPV”) of US$320 million, at an 8% discount rate, using three-year trailing average metal prices.

•                              After-tax NPV of US$507 million, at an 8% discount rate, using investment bank consensus average metal prices.

•                              Estimated capital to full production of approximately US$1.06 billion including US$67 million in contingencies.  Peak project funding estimated at US$914 million.

•                              After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.

•                              After-tax IRR of 16.3% at investment bank consensus average metal prices.

•                              Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).

•                              Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

Platinum Group Metals plans to continue drilling the deposit and to advance the project to completion of a feasibility study and a construction decision.  The Company also plans to file a mining right application, with joint venture approval, based substantially on the results of the PFS.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

5.1                                                       Full Description of Material Change

Platinum Group announced positive results from an independent pre-feasibility study (“PFS”) of the Waterberg Project contained in a technical report dated October 19, 2016 and titled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” (the “Technical Report”) prepared by WorleyParsons RSA (Pty) Ltd. trading as Advisian.  Platinum Group is to hold a 58.62% effective interest in the Waterberg Project (including through its minority interest in Mnombo) with the Japan, Oil, Gas and Metals National Corporation (“JOGMEC”) holding a 28.35% interest.  Empowerment partner Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) will hold the balance of the joint venture.

Highlights of the PFS include:

•                              Validation of the 2014 Waterberg Preliminary Economic Assessment (“PEA”) results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold (“4E”) mine.

•                              Annual steady state production rate of 744,000 4E ounces in concentrate.

•                              A 3.5 year construction period.

•                              On site life-of-mine average cash cost of US$248 per 4E ounce including by-product credits and exclusive of smelter discounts.

•                              After-tax Net Present Value (“NPV”) of US$320 million, at an 8% discount rate, using three-year trailing average metal prices.

•                              After-tax NPV of US$507 million, at an 8% discount rate, using investment bank consensus average metal prices.

•                              Estimated capital to full production of approximately US$1.06 billion including US$67 million in contingencies.  Peak project funding estimated at US$914 million.

•                              After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.

•                              After-tax IRR of 16.3% at investment bank consensus average metal prices.

•                              Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).

•                              Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

Platinum Group Metals plans to continue drilling the deposit and to advance the project to completion of a FS and a construction decision.  The Company also plans to file a mining right application, with Joint Venture approval, based substantially on the results of the PFS.

The following is the extracted summary section from the Technical Report, which is incorporated by reference herein. For full technical details, reference should be made to the complete text of the Technical Report.

The following summary does not purport to be a complete summary of the Technical Report. The summary is subject to all of the assumptions, qualifications and procedures set out in the Technical Report, and is qualified in its entirety with reference to the full text of the Technical Report. Readers should read this summary in conjunction with the Technical Report. Readers are directed to review the full text of the report, available for review under the Company’s profile on SEDAR, at www.sedar.com, and on the SEC’s EDGAR website, at www.sec.gov.

Doc Title:	Waterberg — NI 43-101 Technical Report
Doc No:	C00458-1000-PM-REP-0016

1.                                                                                    Summary

The following items are the main components forming the purpose of the Pre-Feasibility Study:

•                  To update the Mineral Resource estimate to October 2016 and to publish the results of the PFS;

•                  To determine the optimal techno-economic solution that considers all opportunities and risks, that exceeds the investment criteria hurdle and is aligned with the Company’s strategy;

•                  To justify the expenditure for a Feasibility Study of one selected project option;

•                  To compile a work programme, budget and schedule baseline for the development of the scope and deliverables of the Feasibility Study;

•                  To provide a framework of project options as a converging view, to demonstrate that all the discarded project options have been studied to the degree that they are clearly identified as inferior and will not re-emerge as potential options;

•                  To optimize the project size, scope, technical and production parameters by evaluating all the alternative technology and implementation options, as well as the project costs and benefits

•                  To determine targets for further value enhancement and risk reduction.

•                  To provide the basis for a Mining Rights Application.

1.1                                                                             Introduction

This report was prepared in compliance with National Instrument 43—101, Standards of Disclosure for Mineral Projects (NI 43—101), and documents the results of ongoing exploration and project work.

The project is the development of large greenfield platinum mine and concentrator plant north of the town of Mokopane in the Province of Limpopo.

A Preliminary Economic Assessment (PEA) on the original Waterberg JV was completed and announced in February 2014.

The resource estimate includes the T Zone, F South, F Central, F Boundary and F North with the shallowest edge of the known deposit on the T-Zone at approximately 140m below surface.  The resource estimate has been cut off at an arbitrary depth of 1,250m vertical.  Drill intercepts well below 1,250m vertical indicate the deposit continues and is open down dip from this depth.  The deposit is 13km long and remains open along strike to the north.

The key features of the Waterberg 2016 PFS include:

•                  Development of a large, mechanized, underground mine that is planned at a 7.2Mtpa throughput scenario;

•                  Planned steady state annual production rate of 744 koz of platinum, palladium, rhodium and gold (4E) in concentrate;

•                  Estimated Capital to full production requirement of approximately ZAR15,906 billion (US$1,060 million), including ZAR999 million (US$67 million) in contingencies;

•                  Peak funding ZAR13,694 million (US$914 million);

•                  After-tax Net Present Value (NPV) of ZAR4,805 million (US$320 million), at an 8% discount rate (three year trailing average price desk 31 July 2016 US$1,212/oz Pt, US$710/oz Pd, US$984/oz Rh, US$1,229/oz Au, US$/ZAR 15);

•                  After-tax Net Present Value (NPV) of ZAR7,610 million (US$507 million), at an 8% discount rate (Investment Bank Consensus) Price US$1,213/ozPt, US$800/oz Pd, US$1,000 Rh, US$1,300/oz Au, US$/ZAR 15

•                  After-tax Internal Rate of Return (IRR) of 13.5% (three year trailing average price deck); and

•                  Internal Rate of Return (IRR) of 16.3% After-tax (Investment Bank Consensus Price).

Figure 1-1:  Total Ounces Produced

Mine production is shown in Figure 1-2 and the after tax cash flow is shown in Figure 1-3.

Figure 1-2:  Total Mine Production

Figure 1-3:  Annual Cashflow after Tax

1.2                                                                             Ownership

The ownership structure consists of:

•                  Platinum Group Metals (RSA) (Pty) Ltd, abbreviated to PTM (45.65% directly)

•                  JOGMEC (28.35%)

•                  BEE partner Mnombo Wethu Consultants (26%).

Because of PTM’s 49.90% ownership in Mnombo, the Company has a direct and indirect 58.62% overall interest in the project. Platinum Group Metals is the operator.

The size and scale of the Waterberg Project represents a significant alternative to narrow width, conventional, Merensky and UG2 mining on the Western and Eastern Limbs of the Bushveld Complex.

The government of South Africa holds the mineral rights to the project properties under the Mineral and Petroleum Resources Development Act (Act, 28 of 2002).  The mineral rights are held through a mining right under the Mineral and Petroleum Resources Developm

1.3                                                                             Location and Access

The Waterberg Mineral Project is located approximately 85km north of the town of Mokopane in the Province of Limpopo, South Africa as shown in Figure 1-4.

Platinum Group Metals has been granted prospecting rights covering the Waterberg and Waterberg Extension Project of 111,882 ha.  The prospecting rights are approximately 40km north south and 40 km east west centered at 23°22’01” south latitude and 28°49’42” east longitude. The project is accessible by paved and dirt roads by vehicle.

Figure 1-4:  Location of Waterberg Project within the Bushveld
Complex in the Republic of South Africa

1.4                                                                             Geological Setting, Deposit Type and Mineralisation

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well known mafic/ultramafic layered intrusions in the world.  The Bushveld complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites.  It is estimated to exceed 66,000km2 in extent, of which about 55% is covered by younger formations.  The Bushveld Complex hosts several layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitutes the world’s largest known resource of these metals.

The Waterberg Project is situated off the northern end of the previously known Northern Limb, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs.

PGM mineralization within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the T-Zone and the F-Zone.

The T-Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone.  Although the T-Zone consists of numerous mineralized layers, three potential economical layers were identified, T1, T2HW and T2 layers.  They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

The F-Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex.  This zone consists of alternating units of harzburgite, troctolite and pyroxenites.

The F-Zone was divided into the FH and FP layers.  The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite.  The FH layer is further subdivided into six cyclic units chemically identified by their geochemical signature, especially chrome.  The base of these units can also be lithologically identified by a pyroxenite layer.

1.5                                                                             Geology

The Waterberg Project is located along the strike extension of the Northern Limb of the Bushveld Complex.  The geology consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in drill hole WB001 and WB002.  The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where drill hole WB001 was drilled and intersected a 2.5m thick magnetite band.

On the property, the Bushveld package strikes south-west to northeast with a general dip of34º-38º towards the west is observed from drill hole core for the layered units intersected on Waterberg property within the Bushveld Package (Figure 1-5).  However, some structural blocks may be tilted at different angles depending on structural and /or tectonic controls.

The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group, which is a sedimentary package predominantly, made up of sandstones, and within the project area that sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group.  The Waterberg package is flat lying with dip angles ranging from to 2º to 5º.  Figure 1-5 gives an overview of interpreted geology for the Waterberg Project.

Figure 1-5:  Regional Geology

1.6                                                                             Exploration Status

The Waterberg Project is at an advanced project that has undergone preliminary economic evaluations, which have warranted further work.  Drilling to date has given the confidence to classify Mineral Resources as Inferred and Indicated.

1.7                                                                             Sample Preparation

The sampling methodology concurs with PTM protocol based on industry best practice.  The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit, with sufficient shoulder sampling to ensure the entire economic zones are assayed.

1.8                                                                             Analysis

For the present database, field samples have been analyzed by three different laboratories.  The primary laboratory is currently Set Point laboratories (South Africa).  Genalysis (Australia) is used for referee test work to confirm the accuracy of the primary laboratory. Analysis was also completed at Bureau Vertitas in Rustenberg.

Samples are received, sorted, verified and checked for moisture and dried if necessary.  Each sample is weighed and the results are recorded.  Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm.  The samples are then milled for 5 min to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppm), Pd (ppm) Rh (ppm) and Au (ppm) by standard 25g lead fire-assay using a silver collector.  Rh (ppm) is assayed using the same method but with a palladium collector and only for selected samples.  After pre-concentration by fire assay, the resulting solutions are analyzed using ICP-OES (Inductively Coupled Plasma—Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and chromium) are analyzed using ICP-OES (Inductively Coupled Plasma — Optical Emission Spectrometry) after a multi-acid digestion.

This technique results in “almost” total digestion.  The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered reliable and suitable for mineral resource estimation.

The company completes a Quality Control and Assurance review on all of the laboratory samples including a review of the lab quality control samples and the company inserted standards.  Issues that are detected beyond acceptable levels are requested for re-analysis.

1.9                                                                             Drilling

The data from which the structure of the mineralized horizons was modelled and grade

Values estimated were derived from 298 538m of diamond drilling.  This report updates the mineral resource estimate using this dataset. The initial database for this mineral resource estimate was received on July 7, 2016.  The raw database consists of 303 drill holes with 483 deflections totaling 300,875 m.

The management of the drilling programmes, logging and sampling has been undertaken from two facilities: one at the town of Marken in Limpopo Province, South Africa and the other on the farm Goedetrouw 366LR within the prospecting right area.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company.  The core is collected from the drilling site on a daily basis by PTM personnel and transported to the core yard.  Before the core is taken off the drilling site, core recovery and the depths are checked.  Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

1.10                                                                      Quality Control and Quality Assurance

PTM have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses.  The programme is being followed and is considered to be to industry standard.  The data is as a result, considered reliable in the opinion of the Qualified Person.

1.11                                                                      Mineral Resource Estimate

This report documents the mineral resource estimate - Effective Date: 17 October 2016.  The Mineral Resources are reported in the table below.  Infill drilling over portions of the project area and new estimation methodology has made it possible to estimate a new mineral resource estimate and upgrade portions of the mineral resource to the Indicated category.  The Mineral Resource Statement is summarized below:

Table 1-1:  T-Zone Mineral Resource at 2.5g/t 4E Cut-off

T-Zone 2.5g/t Cut-off

	Cut-off		Grade							Metal
Resource	4E	Tonnage	Pt	Pd	Au	Rh	4E	Cu	Ni	4E
Category	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	31.540	1.13	1.90	0.81	0.04	3.88	0.16	0.08	122,375	3.934
Inferred	2.5	19.917	1.10	1.86	0.80	0.03	3.79	0.16	0.08	75,485	2.427

Table 1-2:  F-Zone Mineral Resource at 2.5g/t 4E Cut-off

F-Zone 2.5g/t Cut-off

	Cut-off		Grade							Metal
Resource	4E	Tonnage	Pt	Pd	Au	Rh	4E	Cu	Ni	4E
Category	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	186.725	1.05	2.23	0.17	0.04	3.49	0.07	0.16	651,670	20.952
Inferred	2.5	77.295	1.01	2.16	0.17	0.03	3.37	0.04	0.12	260,484	8.375

4E = platinum Group Elements (Pd+Pt+Rh) and Au The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used — kg to oz = 32.15076.  Numbers may not add due to rounding.  Resources do not have demonstrated economic viability. A 5% and 7% geological loss have been applied to the indicated and inferred categories respectively. Effective Date Oct 17, 2016.  Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with U.S. Securities and Exchange Commission (“SEC”) guidance was used for the assessment of Resources; US$1,212/oz Pt, US$710/oz Pd, US$1229/oz Au, Rh, US$984/oz, US$6.10/lb Ni, US$2.56/lb Cu, US$/ZAR15.

The combined Mineral Resource Statement is summarized below:

Table 1-3:  Total Mineral Resource at 2.5g/t 4E Cut-off

Waterberg Total 2.5g/t Cut-off

	Cut-off		Grade							Metal
Resource	4E	Tonnage	Pt	Pd	Au	Rh	4E	Cu	Ni	4E
Category	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	218.265	1.06	2.18	0.26	0.04	3.55	0.08	0.15	774,045	24.886
Inferred	2.5	97.212	1.03	2.10	0.30	0.03	3.46	0.06	0.11	335,969	10.802

Mineral Resources at Waterberg on a 100% project basis have decreased to an estimated 10.8 million ounces 4E in the Inferred category but increased to 24.9 million ounces 4E in the Indicated category, from 23.9 million ounces 4E Indicated in April 2016:

1.                   The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the “CIM Standards on Mineral Resources and Reserves”; however, in this case the QP believes the differences are not material and the standards may be considered the same. Mineral resources that are not mineral reserves do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty.

2.                  The Mineral Resources and are provided on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of 17 October 2016.

3.                  A cut-off grade of 2.5g/t 4E for both the T and the F Zones is applied to the selected base case Mineral Resources. Previously a 2g/t 4E cut-off was applied to the resources.

4.                  Cut off for the T and the F Zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company.  The Resource model was cut-off at an arbitrary depth of 1250m, although intercepts of the deposit do occur below this depth.

5.                  Mineral Resources were completed by Charles Muller of CJM Consulting.

6.                  Mineral Resources were estimated using Kriging methods for geological domains created in Datamine from 303 original holes and 483 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

7.                  The estimation of Mineral Resources has taken into account environmental, permitting and legal, title, and taxation, socio-economic, marketing and political factors.

8.                  The Mineral Resources may be materially affected by metals prices, exchange rates, labor costs, electricity supply issues or many other factors detailed in the Company’s Annual Information Form.

The data that formed the basis of the estimate are the drill holes drilled by PTM, which consist of geological logs, the drill hole collars, the downhole surveys and the assay data.  The area where each layer was present was delineated after examination of the intersections in the various drill holes.

There is no guarantee that all or any part of the Mineral Resource not included in the current reserves will be upgraded and converted to a Mineral Reserve.

1.12                                                                      Mineral Reserves Estimates

The effective date for the mineral Reserve estimate contained in this report is 17 October 2016.

On review by the Qualified Person for Reserves, Robert L Goosen (QP) has not identified any risk including legal, political, or environmental that would materially affect potential Mineral Reserves.  The final access to the minerals will require permits from the Department of Mineral Resources (“DMR”), acquisition of surface rights, water use license, securing of power and a social license to operate as established in a Social and Labor Plan.

The QPs are not aware of unique characteristics related to this Project that would prevent the granting of such permits and satisfied with progress towards the timing of submission of these applications where applicable.  The mineral rights are held under Prospecting Permits with the exclusive right to apply for a Mining Right.

The Mineral Reserve statement for the Waterberg project is based on the South African Code for the Reporting of Exploration Results, Mineral Resource and Mineral Reserves (SAMREC code). There is no material difference between the SAMREC and CIM 2014 code for Mineral Reserve estimation in this case.

Figure 1-6 sets out the framework for classifying tonnage and grade estimates to reflect different levels of geoscientific confidence and the different degrees of technical and economic evaluation. Mineral Resources can be estimated based on geoscientific information with input from relevant disciplines.

Mineral Reserves, which are a modified sub-set of the Indicated and Measured Mineral Resources in order of increasing confidence, are converted into Probable Mineral Reserves and Proven Mineral Reserves (shown within the dashed outline in Figure 1-6), require consideration of factors affecting extraction, including mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (‘modifying factors’), and should in most instances be estimated with input from a range of disciplines.

A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve, which is the economically mineable part of an Indicated Resource, and in some circumstances a Measured Resource.  This is demonstrated by at least a Pre-Feasibility Study (“PFS”) including adequate information on mining, processing, metallurgical, and economic and other factors that demonstrate, at the time of reporting, the economic extraction can be justified.

A Proven Reserve is the economically mineable part of a Measured Resource demonstrated by the same factors as above.  A Proven Mineral Reserve implies that there is a high degree of confidence. Not all mining and permit approvals need be in place for the declaration of Reserves.

Abridged definitions are given below in Section 2.5.

The SAMREC code definition of a Mineral Reserve is:

“A ‘Mineral Reserve’ is the economically mineable material derived from a Measured, or Indicated Mineral, resource or both. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a Pre-Feasibility Study for a project and a Life of Mine Plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors).  Such modifying factors must be disclosed.”

Mineral Reserves are reported as inclusive of diluting and contaminating uneconomic and waste material delivered for treatment or dispatched from the mine without treatment.

The CIM 2014 code definition for a Mineral Reserve:

“A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated.  It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.”

For this technical report, the Mineral Reserves for the Waterberg project have been stated under the SAMREC Code with no material difference to the CIM 2014 standards.  The point of reference is ore delivery to the RoM silo at the processing plant.

Figure 1-6:  Relationship between Mineral Resources and Mineral Reserves

The conversion to Mineral Reserves was undertaken initially at 3.0g/t and the 2.5 g/t 4E stope cut-off grade for both for the T and the F-Zones, which considered costs, smelter discounts, concentrator recoveries from the previous and ongoing engineering work completed on the property by the Company and its independent engineers.  Spot and three-year trailing average prices and exchange rates are considered for the cut-off considerations. Initial mine plans were developed based on a 3 g/t 4E cut-off. At the end of the mine life material that was available at a 2.5 g/t 4E cut-off was considered in the full life of mine.

From the Mineral Resource as estimated in this report, each stope has been fully diluted, comprising of a planned dilution and additional dilution for all aspects of the mining process.  There are no inferred Mineral Resources included in the Reserves.

The Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian).

Table 1-4 show the Prill splits which are calculated using the individual metal grades reported as a percentage of the total 4E grade.

Table 1-4:  Prill Splits

	Prill Split				Grade
	Pt	Pd	Au	Rh	Cu	Ni
Zone	%	%	%	%	%	%
T-Zone	29	49	21	1	0.16	0.08
F-Zone	30	64	5	1	0.07	0.16

Table 1-5 and Table 1-6 show the total diluted and recovered Probable Mineral Reserve for the Waterberg project.

Table 1-5:  Probable Mineral Reserve at 2.5g/t 4E Cut-off — Tonnage and Grades

Waterberg Probable Mineral Reserve — Tonnage and Grades
		Cut-off grade	Pt	Pd	Au	Rh	4E
Zone	Mt	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	Cu (%)	Ni (%)
T-Zone	16.5	2.5	1.14	1.93	0.83	0.04	3.94	0.16	0.08
F-Zone	86.2	2.5	1.11	2.36	0.18	0.04	3.69	0.07	0.16
Total	102.7	2.5	1.11	2.29	0.29	0.04	3.73	0.08	0.15

Table 1-6:  Probable Mineral Reserve at 2.5g/t 4E Cut-off — Contained Metal

Waterberg Probable Mineral Reserve — Contained Metal
		Pt	Pd	Au	Rh	4E	4E Content	Cu
Zone	Mt	(Moz)	(Moz)	(Moz)	(Moz)	(Moz)	(kg)	(Mlb)	Ni (Mlb
T-Zone	16.5	0.61	1.03	0.44	0.02	2.09	65 097	58.21	29.10
F-Zone	86.2	3.07	6.54	0.51	0.10	10.22	318 007	132.97	303.94
Total	102.7	3.67	7.57	0.95	0.12	12.32	383 103	191.18	333.04

Reasonable prospects of economic extraction were determined with the following assumptions: Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with U.S. Securities and Exchange Commission (“SEC”) guidance was used for the assessment of Resources and Reserves; US$1,212/oz Pt, US$710/oz Pd, US$1229/oz Au, US$984/oz Rh, US$6.10/lb Ni, US$2.56/lb Cu, US$/ZAR15.  Smelter payability of 85% was estimated for 4E and 73% for Cu and 68% for Ni. The effective date is October 17, 2016. A 2.5 g/t Cut-off was used and checked against a pay-limit calculation. Independent Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian). The mineral reserves may be materially affected by changes in metals prices, exchange rates, labor costs, electricity supply issues or many other factors.  See Risk Factors in 43-101 report on www.sedar.com and on the Company’s Annual Information Form. The reserves are estimated under SAMREC with no material difference to the CIM 2014 definitions in this case.

1.13                                                                       Geotechnical Investigations

1.13.1                                                             Ground Conditions

The site is covered by five identified soil profiles (Kalahari sand, ferruginised Kalahari sand, colluvium, alluvium and strongly cemented calcrete) across the proposed site.

The DCP test results confirm that the transported material layer found from 0.5m below ground level has an allowable bearing capacity of at least 50kPa.

The permanent water table was not encountered during this investigation.

The transported Aeolian material encountered on the site is generally suitable for use in engineered layer work applications. Further testing would be necessary if proposed for use.

Soft to medium hard rock sandstone and strongly cemented calcrete pan can be expected at shallow depth below ground level.  Some variation can be expected over the site.  Blasting may be required to maintain the lines and levels of services and foundations depending on the design depths.

The sidewalls of the trial pits were relatively stable during the investigations.

1.13.2                                                             Foundations

According to the trial pits/rotary core drilling investigation and the laboratory test results, the site is classified as a “H1/S2/C2/R” site in the NHBRC Classification, with an expected range of total soil movements more than 20mm. The assumed differential movement is 50%.

1.13.2.1                                                   Light Structures* (100 — 150kPa)

Remove the soil to a depth of 1.6m below surface or up to the bedrock.  The excavation must then be back filled with G6 materials in in 0.200m thick layers; compacted to 93% mod ASHTO, wetted at -1 to +2% optimal moisture content.  Conventional pad foundations can then be placed at minimal depth (min of 1m deep) with bearing pressures limited to 150kPa.

1.13.2.2                                                   Medium Structures* (150 — 250kPa)

Remove the soil to a depth of 3m below surface or up to the bedrock.  The excavation must then be back filled with G6 materials in in 0.200m thick layers; compacted to 93% mod ASHTO, wetted at -1 to +2% optimal moisture content.  Conventional pad foundations can then be placed at minimal depth (min of 1m deep) with bearing pressures limited to 250kPa.

1.13.2.3                                                   Heavy Structures* (250 - 500kPa)

Remove the soil to a depth of 4m below surface or up to the bedrock.  The excavation must then be backfilled with G5 materials in in 0.200m thick layers; compacted to 93% mod ASHTO,

wetted at -1 to +2% optimal moisture content.  Conventional pad foundations can then be placed at minimal depth (min of 1m deep) with bearing pressures limited to 500kPa.

Notes*:  Soil raft foundation with good site drainage is recommended.  Ninety-three percent compaction is a reasonable expectation.  Anything above that might not be achievable during construction.  Soil mattresses will have to be found on dense sand (>100kPa) as a minimum.

1.13.2.4                                                   Primary and Secondary Surface Crushers

Spread foundations founded on the bedrock are considered feasible.  Allowable bearing capacity of at least 5MPa, which is generally suitable for a crusher structure, was confirmed with the point load test results.  The recommended founding level was identified at 4.21m depth below natural ground level in the borehole WB130.  Good founding material (medium hard rock sandstone) will have to be validated by a competent person during construction.

1.14                                                                       Mine Plan

1.14.1                                                             Geotechnical Factors

Prior to the commencement of the PFS, additional geotechnical data was obtained through core logging of recently drilled boreholes.  The revised geotechnical, database, which includes laboratory strength test results, was used to determine rock properties and classify the rock mass.  This information was used together with available geological information to construct a 3-dimensional geotechnical rock mass model.  The geotechnical rock mass model together with other pertinent information informed aspects of mine design.  Input parameters derived from this work were used in idealized numerical models to evaluate various mining configurations and mine sequencing and to augment the empirical evaluations that were conducted.

Some elementary geological interpretations were made to help inform mine design.

The potential for surface displacement resulting from underground mining was assessed with elementary numerical models and it was found that the likelihood of surface subsidence is very low.

The potential for raisebore instability was assessed based on a few boreholes not necessarily near any proposed ventilation raise bore location.  There could be challenges, however better informed assessments can only be made based on dedicated geotechnical boreholes at each location.

The two mining methods proposed, BLR and SLOS were assessed and are substantially feasible as long as control is exercised diligently.

Critical hydraulic radii were calculated for open span designs and pillar dimensions were determined based on empirical methods and numerical modelling.  In an attempt to optimize extraction, the designs for Waterberg are in a “transition” zone between indefinite stability on the one hand and definite caving on the other.

Based on the rock mass classification and using the Q-system, guidelines for ground support in main access excavations, main and secondary on reef roadways and on reef drifts have been developed.

All the work contributed to the development of a set of rock mechanics parameters for mine design.

Current risks and opportunities to the project associated with mine design have been identified and listed and a set of recommendations for the way forward have been compiled.

1.14.2                                                             Mining Methods selected

The wireframes resulting from the MSO runs were used to create artificial footwall and hanging wall contact zones from which the mine design could be digitized.

Three mining methods Blind Longitudinal Retreat, “BLR” Transverse Sub-level open stoping “TSLOS” and Longitudinal Sub-level open stoping “LSLOS”) were selected for the project as they satisfy the following design criteria:

•                  Minimize the schedule required to achieve full production with stope sequencing;

•                  Required production volumes;

•                  Opex/Capex cost;

•                  Optimize recovery and minimize dilution;

•                  Maximize flexibility and adaptability based on size, shape, and distribution of target mining areas; and

•                  Prevent surface subsidence from underground mining.

The criteria for each of these methods are detailed below, but can be resumed by the following table:

Table 1-7:  Mining Method Criteria

Mining Method	Dip	Vertical Thickness
BLR	< 35°	3 - 15m
LSLOS	> 35°	3 - 15m
TSLOS		> 15m

The MSO wireframes provided the boundaries to which each mining method is applied. These boundaries along with the artificial contact zones were used in Studio 5D Planner to create the detailed mined design.

The design maximized the recovery of material identified from MSO while keeping to geotechnical guidelines proposed by rock engineering, thus all geotechnical losses were designed for and would not require additional factors.

To obtain initial tonnage and grades, the mine design was evaluated against the block model and the results were exported to EPS for scheduling and reporting.

From the Mineable Shape Optimizer model, ore bodies were delineated by resource characteristics and potential mining methods were selected and derived for each defined mining area through a process of option identification and ranking, and adapted to the rock conditions, including:

•                  Geometry of orebody;

•                  Geological complexities;

•                  Geotechnical properties of the country rock and orebody; and

•                  Depth below surface of extraction.

The mine is designed to initially develop the high-grade zones to minimize pre-production development capital and maximize early revenues. Further optimization for grade is an opportunity with more detailed mine designs in the Definitive Feasibility stage. Final resource to Reserve reconciliation checks was completed. The QP is satisfied with the Reserve data and has verified the data for the Reserve estimate.

1.14.3                                                             Mine Design Access

The top of mining zones in the current Waterberg mine plan occur at depths ranging from 170m to approximately 350m below surface.

The majority of development is done by mechanized equipment on the ore horizon due to the orebody and various mining methods.

Access to the mine will be via three decline shafts, to service the various zones namely:

•                  T-Zone                                                                                                                                :                                            Portal Position - South;

•                  F Central                                                                                                                      :                                            Portal Position — Central;

•                  F Boundary and F North                                   :                                            Portal Position — North.

The design philosophy applied to the Waterberg project followed an approach of proven designs and results of various trade-off studies and was designed to accommodate a mine plan, which ramps up to 7.2 Mtpa.

Practical consideration of the real estate purchases and protection of heritage resources were considered in the selection of surface infrastructure.

The study has concluded that the dual decline option has lower capital cost and lower long-term operating costs and provides a more flexible and easily expandable solution for initial mine access and production ramp-up, as well as an opportunity to achieve higher production rates in the event that resource growth is confirmed.

Other key access design objectives met are:

•                  To access the workings in a way this minimizes capital development; and

•                  To facilitate an aggressive production build up, targeting the high-grade areas as quickly as possible.

Various ventilation holes from surface will also be required to provide a ventilation egress point.

1.14.3.1                                                   Portal and Declines

Initial access into the mine would be via portals that service the twin declines.

The dimensions of the main access declines are 6.0 m (W) x 6.0 m (H), while the main conveyor declines have dimensions of 5.5 m (W) x 5.5 m (H). The declines will dip at -9°, generally in an easterly direction.  Figure 1-7 shows the position of the portals in relation to the surface infrastructure.  The dimensions have been based on the conveyor design, ventilation intake requirements and sizes of equipment.

Positioning the portal as shown, will facilitate quick access to the shallower parts of the ore body, which will reduce the time to ‘first ore’.  In addition, the portal position allows quick access to the higher-grade areas of the Waterberg mining area.

Portal designs were created based on professional experience in similar ground environment and geotechnical information gathered from the inspection of four boreholes drilled near the proposed portals location.

Laboratory tests were conducted to confirm the on-site investigation and establish preliminary engineering parameters for the soils and rocks.

The suggested preliminary portals designs will have to be supported and approved with the finite element and limit equilibrium methods during the Definitive Feasibility Study (DFS) to reach an acceptable Factor of Safety (FoS) determined for the project.

The proposed portals designs were conducted in a manner consistent with the level of care and skill ordinarily exercised by members of the geotechnical profession practicing under similar conditions in the locality of the project.

•                  Portals T-Zone and F Central

The box cut will consist of a bottom sidewall with an inclination of 51° into rock and a top sidewall of 37° inclination into soil material.  The high wall is 20m high from the footwall position.  The overall slope angles are 41° and 50° for the sidewalls and highwall respectively in the preliminary portal design.  The top two benches have a height of 4m. The remaining benches are 6m high.  The catch berms have a width of 3m across the highwall and sidewalls.

•                  Portal F North Zone

The box cut will consist of a bottom sidewall with an inclination of 51° into rock and a top sidewall of 36° inclination into soil material.  The high wall is 35m high from the footwall position.  The overall slope angles are 38° and 44° for the sidewalls and highwall respectively in the preliminary portal design. The first bench has a height of 5m.  The remaining benches are 6m high.  The catch berms have a width of 3m across the highwall and sidewalls.

Each mining method requires a different underground infrastructure, such as access development to sub-levels, loading points, ventilation shafts and silos.  Together, they form intricate network of openings, drifts, ramps, shafts and slot raises, each with its designated function.

1.14.3.2                                                   Mining Rates

The PTM Waterberg Project requires significant underground development in order to optimally access the ore body.  Access to the high-grade areas of the mine is required as soon as reasonably possible in order to attain a maximized potential project value.

A mining cycle scheduling operation, derived from first principles, for cleaning, supporting, drilling and blasting was completed for various mining systems and face arrangements.  This was done to test the theoretical possibility of attaining the required 100m per month system advance, which has been planned, whilst not conservative, is a consistently achievable target from both a theoretical and actual benchmarked operations perspective.

There is significant opportunity to increase the planned system advance rate in areas should it be possible to achieve multi-blast conditions during the course of the mine development.  This would entail establishing an independent ventilation district that solely ventilates the development and is removed from stoping operations.

Figure 1-7 gives an overview of the portal positions and extent of strike and dip of the orebody.

BOTSWANA
MOZAMBIQUE
SWAZILAND
Atlantic Ocean
LESOTHO
SOUTH AFRICA
NSFZ
North Super Zone
BSFZ
Boundary Super F Zone
CSFZ
Central Super F Zone
T Zone
8050m
N
EARLY DAWN
361LR
MILLSTREAM
358LR
NSFZ
North Super Zone
Portal & Mining Area
BSFZ
Boundary Super F Zone
Portal & Mining Area
GOEDETROUW
366LR
CSFZ
Central Super F Zone
Portal & Mining Area
T Zone
Portal & Mining Area
185m
175m
265m
125m
760m
1120m
1350m
1650m
1400m
8000m
KETTING
368LR

Figure 1-7:  Portal and Underground Layouts

1.14.4                                                            Production summary and schedule

The key average annual production results over the 18-year mine life are shown in Table 1-8

Table 1-8:  Production Summary

Item	Units	Total
Mined and Processed	Mtpa	7.20
Platinum	g/t	1.11
Palladium	g/t	2.29
Gold	g/t	0.29
Rhodium	g/t	0.04
4E	g/t	3.73
Copper	%	0.08
Nickel	%	0.15
Recoveries
Platinum	%	82.5%
Palladium	%	83.2%
Gold	%	75.3%
Rhodium	%	59.4%
4E	%	82.1%
Copper	%	87.9%
Nickel	%	48.8%
Concentrate Produced
Concentrate	ktpa	285
Platinum	g/t	24.2
Palladium	g/t	51.5
Gold	g/t	4.9
Rhodium	g/t	0.6
4E	g/t	81
Copper	%	1.9
Nickel	%	1.8
Recovered Metal in Concentrate
Platinum	kozpa	222
Palladium	kozpa	472
Gold	kozpa	45
Rhodium	kozpa	6
4E	kozpa	744
Copper	Mlbpa	11
Nickel	Mlbpa	12

Year 4 bases the mine plan on a multiple ramp access underground mining operation ramping up to 600ktpm where it remains for the majority of the LoM until the lower grade end period.

The current status of Life of Mine (LOM) throughput is based on an initial 3g/t 4E cut-off; thereafter, 2.5 g/t 4E will be applied in the final years of the mine life.

The tail of the production schedule for the Waterberg production starts in 2035 and final reef tonnes are scheduled for 2038.

The recommended throughput option for the Waterberg process plant is two modules of 300ktpm each.  This configuration is sufficiently flexible to cater for the portal development scenarios and further provides flexibility to cater for both large and small mining operations if selected in future.

Total Mine production with the average grade is shown in Figure 1-8.

Figure 1-8:  Mining Method Total Mine Production

1.14.5                                                            Ventilation

The ventilation and cooling systems consider safety and health requirements in accordance with the Mine Health and Safety Act [MHSA, Act 29 of 1996].

Ventilation and cooling system designs are based on the production and development tonnage profiles and diesel fleet provided by the mine design team. The mining plan is based on steady state production of 600 000 reef tons per month, ventilation and cooling requirements for each mining area is phased-in accordingly over LoM.

Diesel equipment will be a significant heat source accounting for almost 40% of mine heat, in comparison heat flow from rock will account for less than 10% [maximum Virgin Rock Temperature VRT 46.0°C].  The balance will come from auto-compression and other sources including electrical.  In mechanized mines, to a depth of approximately 700 mbs this heat can usually be removed by ventilation used to dilute exhaust gasses.  However, beyond this depth, heat flowing into the mine from rock and other sources combined with heat from the diesel equipment means that generally, air alone cannot adequately cool the mine and additional mechanical cooling is required. It is confirmed that at depth T-Zone, F1 South, F2 Central, F4 Boundary North and F5 North additional cooling will be required

1.15                                                                      Metallurgical Test Work and Recovery

Various metallurgical test work campaigns have been conducted throughout the course of 2013 to 2016 to determine the optimum flowsheet for treatment of the various Waterberg ore lithologies. Metallurgical test work focused on maximizing recovery of PGEs and base metals, mainly copper and nickel, while producing an concentrate product of an acceptable grade for further processing and/or sale to a third party.

In 2013, preliminary metallurgical test work was undertaken at SGS (Booysens, South Africa) using two samples, F-Central and T-zone, taken from the Waterberg deposit as part of the Preliminary Economic Assessment. The results indicated that a potentially saleable concentrate could be produced.   The results from the PEA test work program is summarized in the previous PEA technical report, filed in February 2014.

Further investigative test work was performed on an F-Central composite sample, under the management of JOGMEC during the course of 2013 to 2014. The results indicated that a concentrate product in excess of 100 g/t 4E could be produced at acceptable recoveries with the inclusion of Oxalic acid and Thiourea in the reagent suite.

As part of the PFS, extensive metallurgical test work was conducted at MINTEK, which focused on characterizing the various Waterberg lithologies in terms of mineralogical composition, comminution parameters, and flotation response.

Comminution tests have classified the Waterberg ores as hard to very hard and not suitable for Semi-Autogenous Grinding (SAG) milling.

Two flotation flowsheets were tested on each Waterberg lithology, a MF1 circuit utilizing Oxalic acid and Thiourea as part of the reagent suite and a MF2 circuit utilizing typical Southern African PGM reagents, such as SIBX as a collector. Batch open circuit flotation test work as well as locked cycle flotation test work was conducted. Encouraging results were obtained from both flowsheets.  Test work results have demonstrated that some of the ore types respond better to a particular configuration. However, superior recoveries were obtained for the mine blend samples using the MF2 configuration, leading to the selection of the MF2 circuit for the process design.

It was noted that extensive scavenging and cleaning was required in the MF2 circuit to maximize recoveries, while lower mass pulls in the high grade and low grade circuits where essential to ensure acceptable concentrate grades were achieved and the product grade specification were met. Flotation work indicated that the optimum final grind for the F-zone ores are 80% passing 75μm; whilst there are evidence that the T-zone material could achieve higher recoveries at finer grinds of 85-90% passing 75μm. Further test work to investigate the optimization of the T-zone final grind is recommended.

The flotation test work indicated that the Waterberg ores are amenable to treatment by conventional flotation without the need for re-grinding. A standard flotation concentrator can be used to produce a saleable concentrate, at a 4E grade of no less than 80 g/t, with no deleterious products. 4E recoveries in excess of 80% are expected at the proposed mill feed grades.

1.16                                                                      Process Plant Design

The process design for the Waterberg Concentrator Plant has been developed based on the extensive metallurgical test work results, as well as other desktop level studies completed by the project team. A trade off study was conducted to determine the optimal production ramp up and steady state production. Based on the outcome of the study the plant steady state capacity of 7.2Mtpa will be achieved by the construction of the plant in two phases. Each phase consisting of a 3.6Mtpa concentrator module,

The Phase 1 3.6 Mtpa concentrator module and associated infrastructure, is planned to start production in month 36.  Phase 2 includes the construction of the second 3.6 Mtpa module to take the total production to 7.2 Mtpa in month 53.  The second concentrator module is designed as a copy of the first module, with minor exceptions with regards to shared infrastructure.

Each of these modules comprises a three-stage crushing circuit, feeding crushed material to the primary milling circuits. Primary milling is achieved in a ball mill with closed-circuit classification followed by a primary rougher flotation bank. The primary rougher concentrate is further upgraded in the primary cleaning/re-cleaning circuit to produce a high grade concentrate product. The primary rougher tailings is further liberated in the secondary milling circuit which consist of a ball mill with closed-circuit classification, before reporting to the secondary rougher and scavenger flotation circuit. The secondary rougher concentrate product reports to the secondary cleaning/re-cleaning stages to produce a medium grade concentrate, whilst the scavenger flotation concentrate is upgraded in the scavenger cleaning circuit to produce a low grade concentrate product. Each of the concentrate products are combined in the concentrate thickener for dewatering, followed by filtration. The flotation tailings products are thickened prior to beings disposed to the residue storage facility.

Refer to Figure 1-9 for an illustration of the above.

Figure 1-9:  Waterberg Concentrator Block Flow Diagram

1.17                                                                      Infrastructure

The design philosophy applied to the Waterberg project followed an approach of proven designs and results of various trade-off studies.

The infrastructure was designed to accommodate a mine plan, which ramps up to 7.2Mtpa.  Locations and sizing of infrastructures were significantly influenced by the geographical area.  Real estate associated with cost, social, and cultural heritage considerations allowed little leeway for selection of locations.  A site layout plan covering site facilities is shown in Figure 1-10.

The key infrastructure includes regional infrastructure, local infrastructure, central shared services, portal infrastructure as well as mine ventilation and refrigeration surface infrastructure as described in Section 18.

WATERBERG OVERALL SITE LAYOUT
LEGEND
A - Main Access Road
B - Mine Access Road
C - Southern Complex
D - Processing Plant
E - Sewage Treatment Plant
F - T-Zone Portal
G - T-Zone Stockpile
H - Bulk Water Buffer Dam
I - Tailings Facility
J - Return Water Dam
K - Pollution Control Dam (PCD)
L - Main Consumer Sub-Station
M - South Waste Rock Dump
N - Potable Water Treatment Plant
O - Central Complex
P - Central F-Zone Portal
Q - Central F-Zone Stockpile
R - North Access Road
S - Overland Conveyor Belt
T - Mine Vehicle Service Road
U - North Super F Boundry Stockpile
V - Northern Complex
W - North Super F Boundry Portal
X - North Waste Rock Dump
EARLY DAWN
361 LR
KETTING
368 LR
GOEDETROUW
366 LR
W
X
V
U
T
S
R
Q
H
N
M
P
G
I
F
O
L
C
D
K
B
J
E
A

Figure 1-10: General Site Layout

1.17.1                                                            Bulk Water Supply

South Africa is a country of relatively low rainfall and, in particular, the Limpopo province will require significant additional water capacity to meet the growing demand from the mining, agricultural, and domestic sectors. The Government has committed to addressing this shortage in the interest of developing the region. However, there are major planning, infrastructural design, and funding challenges that need to be addressed in order to ensure that sufficient bulk water supply is achieved.

The Olifants River Water Resource Development Project (ORWRDP) has been designed to deliver water to the Eastern Limb and Northern Limb of the Bushveld Igneous Complex (BIC) of South Africa. The ORWRDP consists of the new De Hoop Dam, the raising of the wall of the Flag Boshielo Dam, and related pipeline infrastructure, which will ultimately deliver water via Pruissen to Sekuruwe, located some 30kms to the north of Mokopane and 60kms south of PTM Waterberg Project.  From this point, PTM Waterberg will need to develop their own pipeline project to take water to their site.

Implementation of the Flag Boshielo Pruizen pipeline has been put on hold because of funding issues and withdrawal of commitments from some mines due to low commodity prices. The PTM Waterberg project is located on the northern extremity of the ORWRDP area, the delay in implementation will result in PTM Waterberg not meeting their development schedule, and other options would need to be considered.

During the Pre-Feasibility Study, other bulk water supply options were considered. Other options considered were Glen Alpine Dam, transfer of water from Lephalala River, groundwater and effluent from various Waste Water Treatment Works (WWTW) including Louis Trichardt / Makhado and Seshego. The present water balance model simulations showed that the average bulk water supply requirement over the life of the mine would be 10.6 Ml/d.

Of all the water supply options considered a combination of sewage effluent and groundwater is considered the most viable and least risk solution to meet the proposed mining schedule. Wellfields with mainly poor water quality will be targeted so as not to compete with domestic water uses in the area.

From existing borehole information and limited exploration, drilling done to date about 0.5Ml/day of potable water or more could be developed around the mine site. Poor quality groundwater developed within 35kms east of the mine towards Bochum (about 5,5Ml/day) and to the south of the mine, some 4.3Ml/day is thought to be available. Non-potable groundwater resources up to 35kms from the mine could yield up to 9.9Ml/day.

1.17.2                                                            Ground Water

The PTM Waterberg Project site and surrounding area is underlain by the Waterberg Group, Bushveld Igneous Complex and the Archaean Granite/Gneiss rocks. The Waterberg Group overlies the Bushveld Igneous Complex and comprise predominantly of sandstones.  The base of the Bushveld Main Zone is characterized by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Archaean granite basement. The Waterberg Sedimentary package has been intersected by numerous crisscrossing dolerite or granodiorite sills or dykes and act as preferential flow path for groundwater.

Groundwater abstraction in the area is mainly used for domestic consumption at the villages. Water levels in the area vary between artesian and 52m below ground level (mbgl). The groundwater quality does not always comply with the drinking water standards due mainly to the high salt content. Borehole yields vary considerably over the area with yields of up to 10l/s found along major structures in the Waterberg sediments and in the highly weathered and fractured Gneisses. However, due to the low rainfall, recharge to the aquifers is low with the average annual recharge estimated to be only about 12mm per annum.

Inflow into the proposed mine workings has been estimated to be between 3.6Ml/day and 9.4Ml/day depending on hydraulic conductivity of the deeper fault zones and the number of faults intersected. A conservative figure of 3.3Ml/day has been used in the water balance. These inflows will result in an impact zone around the mining lease area of about 6kms. Production boreholes serving communities within this zone could be affected.

From information available at this stage local groundwater around the mine could yield up to 0.5 Ml/day of potable water or more. Non-potable groundwater resources up to 35kms from the mine could yield up to 9.9Ml/day.

1.17.3                                                            Bulk Power supply

The bulk electricity supply for the project is being planned to cater for mining and plant production rates of up to 600ktpm, which correspond to an electrical load of up to 160MVA. A temporary electrical supply is being planned for the construction stage.

Existing 66kV and 132kV networks approach to within 25km from the project site, however, it has been determined that the capacities of these networks are inadequate to supply the project load.  The updated electricity supply plan compiled by Eskom therefore provides for the establishment of new 132kV overhead lines from the Eskom Burotho 400/132kV main transmission substation, which is located approximately 77km south of the project site.  Eskom has confirmed in principle the availability of capacity from this system to supply the mine.

The proposed bulk electricity supply infrastructure comprises the following:

•                  Two 77km long 132kV overhead lines from Burotho transmission substation;

•                  Two 132kV line feeder bays for these new lines at Burotho transmission substation; and

•                  A 132kV switching substation and step-down substation located on the project site.

The development of the abovementioned infrastructure is being done in conjunction with Eskom on a Self-Build basis in terms of which Waterberg JV Resources is responsible for most of the development work.

This work is already in an advanced stage; with line route planning and environmental impact assessment work having progressed well (refer Figure 1-11, which shows some of the 132kV overhead line route options).

Figure 1-11:  Proposed Overhead Line Route

1.17.4                                                            Process Plant

Further to the equipment described in Section 1.16, the following permanent installations are also included to support the processing plant:

•                  Return water columns from the residue storage facility to the processing plant

•                  Plant services, i.e. compressed air and raw water

•                  Plant potable water storage and reticulation

•                  Plant electrical supply and reticulation, from the plant consumer substation.

•                  Plant offices

•                  Plant store

•                  Plant workshop

•                  Plant weighbridge

The plant infrastructure includes storm water berms and drains to divert rainwater from the plant and to collection rainwater falling in the plant in a pollution control dam, this water will be captured for use in the process plant and not intended to be discharged to the environment.

1.17.5                                                            Residue Storage facility

A Pre-Feasibility Design (PFD) of the Residue Disposal Facility (RDF) and its associated infrastructure was undertaken.  The design of the RDF comprising:

•                  A Residue Storage Facility (RDF) that accommodates 140 000 000 dry tonnes over a 20 year Life of Mine (LoM);

•                  A Return Water Dam (RWD) and/or Storm Water Dam (SWD associated with the RDF;

•                  The associated infrastructure for the RDF (i.e. perimeter slurry deposition pipeline, storm water diversion trenches, perimeter access road, etc.);

•                  Estimation of the capital costs to an accuracy of ±25%, operating costs associated with these facilities to an accuracy of ±25% and closure costs to an accuracy of ±35%; and

•                  Estimation of the costs over the life of the facility.

1.17.5.1                                                  Site Selection

A site selection study was undertaken to find the most favorable site.  The study found that Ketting farm was the most favorable.

1.17.5.2                                                  Depositional Trade-off Study

A trade-off study was undertaken to determine a suitable depositional methodology as well as to highlight the advantages and disadvantages of each methodology.  The following methodologies were investigated:

•                  Conventional/thickened tailings;

•                  Cycloned tailings;

•                  Paste tailings; and

•                  Dry-filtered tailings.

The following conclusions were drawn from the study:

•                  Paste disposal is untested in the platinum industry and would pose a significant risk and require an extensive testing regime to consider implementing;

•                  Dry stacking is a possible option and the potential water recoveries could make this option feasible, however the high capital and operational costs associated with dry stacking could make this potion infeasible compared to a conventional tailings dam;

•                  Cycloned tailings may provide a cost saving due to the higher rates of rise achievable, however test work is required prior to recommending this option;

•                  Conventional/thickened tailings are the safest option, well understood in the platinum industry, and have been regarded as the preferred option for Waterberg.

1.17.5.3                                                  Economic Depositional Methodology Trade-off Assessment

Further to this, an Economic Assessment of the various depositional methodologies was undertaken to determine which methodology would provide a cost effective solution given that the scarcity of water at the site.  The purpose of this assessment was to determine which option would result in the most cost effective solution in terms of water cost; therefore, the costs were only taken to a conceptual level.  The results show that filtered tailings will only be feasible if the water cost exceeds R60/m3.

Therefore, conventional/thickened tailings were taken forward as the preferred option for Waterberg.

•                                    Key Design Features:

The key design features of the RDF in Figure 1-12 are as follows:

•                  The RDF will be constructed as an upstream, spigotting facility;

•                  A compacted earth fill starter wall at elevation 1000m.a.m.s.l.;

•                  A penstock system will be used to decant water from the RDF;

•                  A RWD with sufficient capacity for the 1 in 50 year storm event (340 000m3);

•                  The RDF has a total footprint area of 297Ha, a maximum height of 55m and a final rate of rise of <3m/year;

•                  A concrete lined solution trench to convey seepage water to the RWD;

•                  Lined toe paddocks to collect contaminated run-off water from the RDF side slopes; and

•                  A slurry spigot pipeline along the crest of the RDF.

Figure 1-12:  RDF Layout

1.17.6                                                            Access Roads

The Waterberg Project is located some 85km north of the town of Mokopane (formerly Potgietersrus) in Seshego and Mokerong, districts of the Limpopo Province.  Although the bulk of the roads surrounding the site are provincial roads under the jurisdiction of the Roads Agency Limpopo (RAL), some of the minor roads are the responsibility of either the Capricorn District Municipality or the three relevant Local Municipalities.

The Waterberg Project is situated some 56km from the N11 national road that links Mokopane with the Groblers Bridge border post to Botswana.  Access to the project area from Mokopane in Figure 1-13 (112km), and Polokwane in Figure 1-14 (94km) includes about 32km of unpaved roads.

It has been assumed in this study that this portion of the access route will remain unsurfaced but provision has been made for re-profiling and adequate drainage run-off along the route and a maintenance contract to maintain the road to an acceptable standard for the life of mine.

The balance of the route will have to be assessed to determine additional costs that may be incurred to upgrade and repair.  The transport of the concentrate has been assumed to be done by contract haul and a rate per tonne component has been included in the financial model.

Figure 1-13:  Access Route from Mokopane (112km)

Figure 1-14:  Access Route from Polokwane (94km)

1.18                                                                      Market Studies and Contracts

Either the Waterberg project will produce a flotation concentrate from the processing plant, which is assumed to be sold, or toll treated into the local South African market.

Production of up to 285 000 tonnes of concentrate per annum will be available at peak production.  The concentrate will contain approximately 80g/t 4E’s plus copper at between 1% and 9.2% and nickel at between 1.1% and 5%.The concentrate does not contain any penalty elements such as chrome and is rich in Sulphur, thus making it a desirable concentrate to blend with other high chrome concentrates.

No formal marketing studies have been conducted for this study nor have the local smelter and refinery operators been formally contacted to understand the appetite in the local industry to treat the concentrate to be produced from the project. Informal indications from smelters are that the concentrate is attractive.

Based upon industry data, it is expected that the payability for the concentrate sold to a local smelter operator will be up to 85% for the PGE’s, 73% for contained copper and 68% for contained nickel.  It is expected that the metal will be available from the refinery after 16 weeks.  Opportunity exists to have payment terms with “pipeline’ finance facilities and these have been included in the study for the life of the mine.

1.18.1                                                            Metal Prices

The Waterberg Project level financial model begins on 1 July 2016.  It is presented in 2016 constant dollars, cash flows are assumed to occur evenly during each year and a mid-year discounting approach is taken.  The base case real discount factor applied to the analyses is 8%.  No allowance for inflation has been made in the analyses.

The following prices, based on a 3-year trailing average in accordance with U.S. Securities and Exchange Commission (“SEC”) guidance, was used for the assessment of resources and Reserves.

The exchange rate between the ZAR and the USD is fixed at ZAR15.00:USD1.00 in the financial model throughout the LoM.  The pricing and exchange rates above results in the estimated basket prices shown in Table 1-9 below.

Table 1-9:  Average Three Year Trailing Metal Prices used in Financial Model

Parameter	Unit	Financial Analysis Assumptions
3 Year Trailing Average Price (Date: 31 July 2016)

Platinum	US$/oz.	1 212
Palladium	US$/oz.	710
Gold	US$/oz.	1 229
Rhodium	US$/oz.	984
Nickel	US$/lb	6.10
Copper	US$/lb	2.56
Base Metals Refining Charge	% Gross Sales pay	85%
Copper Refining Charge	% Gross Sales pay	73%
Nickel Refining Charge	% Gross Sales pay	68%

Parameter	Unit	Financial Analysis Assumptions
Investment Bank Consensus Price (Date: 16 September 2016)

Platinum	US$/oz.	1 213
Palladium	US$/oz.	800
Gold	US$/oz.	1 300
Rhodium	US$/oz.	1 000
Nickel	US$/lb	7.50
Copper	US$/lb	2.90

Investment Bank Consensus Sept, 2016 PGMs and base metals.

1.19                                                                      Environmental and Impact Assessment Studies

Preliminary environmental baseline studies has been completed for the Waterberg Project and measures have been incorporated in the development of the layouts, designs and operational practices to mitigate potential environmental risks.

The baseline studies included the following:

•                                Ground Water.

•                                Air Quality.

•                                Noise.

•                                Bio-Diversity.

•                                Soil.

•                                Visual Impact.

•                                Heritage Impact.

•                                Surface Water.

•                                Traffic.

•                                Blasting.

Prior to construction and operation of an underground mine, the following local legislative authorizations would be required:

•                                In support of a Mining Right Application (MRA), authorization in terms of Section 22 of the Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002) (MPRD Act) by the Department of Mineral Resources (DMR) is required.

•                                Environmental Authorization as per the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA) and the Environmental Impact Assessment (EIA) Regulations (GNR. 543, 544 and 545 of 18 June 2010) from the Limpopo Department of Economic Development, Environment and Tourism (LEDET).

•                                A water use license in terms of Section 21 of the National Water Act, 1998 (Act No. 36 of 1998) from the Department of Water and Sanitation (DWS).

•                                A Waste Management License for categorized waste activities in terms of the National Environmental Management Waste Act, 2008 (Act No. 59 of 2008) (NEMWA) from the National Department of Environmental Affairs (DEA).

There have been discussions with the local communities and stakeholders regarding the environmental protection measures proposed to be undertaken.

The communities that are located within a 5km radius from the proposed project site are:

•                                Ga-Ngwepe.

•                                Setlaole.

•                                Ga-Masekwa.

•                                Ga-Raweshe.

•                                Ketting.

Consultations have also been held with the Regulatory Departments on various aspects of the Project and detailed discussions will continue throughout the permitting process and project execution.

A project risk assessment was carried out as part of the Pre-Feasibility Study to identify environmental sensitivities.  The key risks potentially affecting the achievement of the project objectives were identified, together with their root causes and potential consequences. Primary mitigating strategies currently in place to address the risks were documented and where the current risk rating was considered unacceptably high, additional action items agreed to reduce it to an acceptable level.

1.20                                                                      Community Social Impact Assessment Studies

A social impact assessment is being conducted with the local communities to establish the social understanding within the area of the Waterberg mining operations.  The project has maintained a positive open working relationship with the small communities in the area of the project including regular well documented meetings.

The communities that are located within a 5km radius from the proposed prospecting site are Ga-Ngwepe, Setlaole, Ga-Masekwa, Ga-Raweshe, and Ketting.

1.21                                                                      Capital and Operating Costs

1.21.1                                                            Capital Costs

Project capital costs total ZAR 27,374M, consisting of the following:

•                  Initial Capital Costs — includes all costs to develop the property to a sustainable production of 600ktpm. Initial capital costs total ZAR 15,906M and are expended over a 72 month period from January 2017 to Dec 2022 including the pre-production construction and commissioning period; and

•                  Sustaining Capital Costs — includes all costs over the 16-year mine life related to expansion of production from the initial 300ktpm to 600ktpm and the acquisition, replacement, or major overhaul of assets required to sustain operations.  Sustaining capital costs total ZAR 11,468 M and are expended in operating years from Jan 2023 to Jul 2038.

•                  The peak funding required for the project is estimated at ZAR13,694M (US$914M) in year 2022.

The costs are presented in ZAR 2016 and United States dollars (USD) market terms.  It is presented in real money terms and no escalation was added.  The base date for the Capital Estimate shall be 31 July 2016 and will be used to qualify the estimate in terms of governing laws, duties, taxes and tariffs.

The exchange rate between the ZAR and the USD will be fixed at ZAR15.00:USD1.00 in the Financial Model throughout the LoM.

The expected order of accuracy of the final estimate is in the range of ±25%

A 12% contingency allowance has been based on an assessment of the risk around the accuracy of the design information, quantities and rates applied using a Monte Carlo statistic process.

The estimate is presented in such a way that it is seamlessly incorporated into the financial model as an input, expressed in monthly cash flows for each WBS Level 1 facility code.  Table 1-10 presents the PTM Waterberg capital at Level 1 WBS facility code.

Table 1-10:  Total CAPEX

Facility Code	Facility Description	To Full Production ZAR (M)	Sustaining Capital ZAR (M)	To Full Production USD (M)	Sustaining Capital USD (M)
2000	Underground Mining	6,092	9,766	406	651
3000	Concentrator	2,850	159	190	11
4000	Shared Services & Infrastructure	1,063	43	71	3
5000	Regional Infrastructure	2,566	—	171	—
6000	Site Support Services	691	67	46	4
7000	Project Delivery Management	1,399	147	93	10
8000	Other Capitalised Costs	246	83	16	6
9000	Contingency	999	1,202	67	80
Total Capital		15,906	11,468	1,060	765

The facility level summary of the capital as well as the capital expenditure for LOM is depicted in Figure 1-15.

Figure 1-15:  Total CAPEX Cashflow

1.21.2                                                            Operating Costs

For the study, OPEX has been defined as:

•                  All on-reef development as soon as first stoping tonnes are achieved,

•                  Off-reef development associated with ongoing access and Reserve generation within, when first stoping tonnes are achieved. (These include sub-level off reef, lateral ventilation and other access development),

•                  All ongoing production related activities after first stoping ore is mined,

•                  Operating costs associated with the mobile mining equipment and fixed engineering equipment,

•                  Maintenance of mobile mining equipment and fixed engineering equipment.

Initially the mine will be contractor operated and once first stoping ore is mined for a particular mining zone, it will become owner operated. This excludes some contracted services over LoM such as raise bore, ventilation raises, silo and vertical dams, main access, primary conveyor decline and material decline development. The RDF facility will also be contracted out. The owner-mined operation per zone will coincide with when operating costs starts being incurred. All costs not associated to a particular mining zone will be reported under shared services and will include general, administration, and processing cost.

The operating cost model was developed by following the typical steps and processes prescribed by the Advisian RSA OPEX Estimation standards and methodologies. Methodologies utilized includes first principle costing for the labor, lifecycle costing for all equipment, infrastructure and fleet, zero-based costing for mining consumables and fixed/variable costing for the remainder of operating cost items.

The estimate methodology is aligned to preliminary engineering designs and budgetary quotations for major equipment and consumable cost and conforms to the +-25% accuracy level of a Pre-Feasibility Study. The operating cost estimate is modelled annually in ZAR. Costs reported in USD were converted from ZAR by using and exchange rate of R 15 per USD. A base date of July 2016 was used as costing basis. Costs are reported in real money terms with no escalations or contingency modelled. Quotes and cost rates were sourced from South African suppliers with foreign component cost not having an impact on the operating costs estimate.

The average LoM operating cost for the Waterberg Pre-Feasibility Study project is estimated at R 574.62 per ore tonnes broken (USD 38.31 /t). As indicated in Table 1-11, the total LoM cost amounts to R 58,99 billion (USD 3,93 billion). Average LoM costs are also detailed on a high level per area in ZAR and USD.

Table 1-11:  Average LoM Operating Cost Rates and Totals per Area in ZAR and USD

	Average LOM (ZAR/t)		Total LOM (ZAR M)		Average LOM (USD/t)	Total LOM (USD)
Mining	R	271.90	R	27 915	$18.13	$1 861
Engineering & Infrastructure	R	107.49	R	11 036	$7.17	$736
General & Admin	R	40.71	R	4 180	$2.71	$279
Process	R	154.52	R	15 864	$10.30	$1 058
Total OPEX Cost	R	574.62	R	58 994	$38.31	$3 933

The information in the table above is visually represented in Figure 1-16 to provide a better understanding of the breakdown per area of the LoM operating cost.

Figure 1-16:  LoM Average R/t Operating Cost Breakdown per Area

From the figure, it is evident that mining comprise the bulk of the operating cost at 47%, followed by process at 27% and engineering and infrastructure at 19%. General and administration cost contributes a small portion (7%) of the total operating cost. The mining cost mostly driven by the large materials and supplies cost which is associated to development and production fleet maintenance (R 87/t) and consumables such as fuel (R 30/t). The process cost can be mostly attributed to the high power cost at R 64/t and consumable costs at R 60/t.

Figure 1-17 provides an overview of the operating cost per cost category over LoM. From the graphical representation, it is evident that the majority of costs remain constant. As expected, materials and supplies, cost will vary, as it is the directly related to the production profile.

Figure 1-17:  Operating Cost broken down per Cost Category over LoM

Figure 1-18 presents the total operating costs over LoM overlaid with the ore tonnage profile. The cost increase observed in 2022 is due to the start of the second process plant in November 2022 (month 53) combined with an increase in tonnage. Steady state is observed around 2024 when the process plant will process 7,2 Mtpa. The process, general, administration, engineering, and infrastructure operating cost remain constant throughout the LoM, whilst the mining operating cost closely resembles the tonnage profile. The two-phased ramp down starting in year 2035 is clearly visible towards the end of LoM.

The dip in operating cost displayed in year 2036 is a result of only one process plant being operational to process 200 ktpm for duration of approximately 17 months, until ore tonnes are depleted.

The operating cost model was developed to enable reporting per zone (e.g. F South), per area (e.g. mining) and per cost category (e.g. labor).

Figure 1-18:  Operating Cost per Zone over LoM relative to Ore Tonnes

The operating cost model was developed to enable reporting per zone (e.g. F South), per area (e.g. mining) and per cost category (e.g. labor). For more operating cost detail and results, refer to Section 21.3.

1.22                                                                      Summary of Economic Analysis

The results of the financial analysis show an After Tax NPV 8% of ZAR4,805M.  The case exhibits an after tax IRR of 13.5% and a payback period of around eleven years.  The estimates of cash flows have been prepared on a real basis as at 1 July 2016 and a mid-year discounting is taken to calculate Net Present Value (NPV).  A summary of the financial results is shown in Table 1-12.

The cumulative cash flow after tax is depicted in Figure 1-19.

Table 1-12:  Financial Results Base Case Three Year Trailing Average

		ZAR Millions	ZAR Millions	USD Millions	USD Millions
Item	Discount Rate	(Before Taxation)	(After Taxation)	(Before Taxation)	(After Taxation)
	Undiscounted	36,096	25,042	2,406	1,669
	4.0%	18,213	11,883	1,214	792
	6.0%	12,666	7,808	844	520
Net Present Value	8.0%	8,565	4,805	571	320
	10.0%	5,519	2,584	368	172
	12.0%	3,249	939	217	62
	14.0%	1,555	-278	104	-19
Internal Rate of Return		16.6%	13.5%	16.6%	13.5%
Project Payback Period (Years)		10	10	10	10

Figure 1-19:  Annual Cashflow after Tax

Table 1-13:  Investment Bank Consensus Price

Item	Discount Rate	Before Taxation (ZAR)	After Taxation (ZAR)	Before Taxation (USD)	After Taxation (USD)
	Undiscounted	45,781	31,946	3,052	2,130
	4.0%	24,180	16,184	1,612	1,079
	6.0%	17,426	11,263	1,162	750
Net Present Value	8.0%	12,402	7,610	827	507
	10.0%	8,641	4,884	576	325
	12.0%	5,812	2,842	387	189
	14.0%	3,676	1,311	245	87
Internal Rate of Return		19,8%	16.3%	19,8%	16.3%
Project Payback Period (Years)		9	9	9	9

1.23                                                                      Mineral Tenure, Surface Rights and Royalties

Currently there are no royalties, back-in rights, payments or other encumbrances that could prevent PTM from carrying out its plans or the trading of its rights to its license holdings at the Waterberg Project.  JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

A summary of the mineral exploration and mining rights regime for South Africa is provided in Table 1-12.  It should be noted that PTM have a Prospecting Right which allows them should they meet the requirements in the required time, to have the sole mandate to file an application for the conversion of the registered Prospecting Right to a Mining Right.

1.24                                                                      Conclusions

Results of this PFS demonstrate that the Waterberg Project warrants development due to its positive, robust economics, large production volume and opportunity relative to the PGM price deck. .

It is the conclusion of the QPs that the PFS summarized in this technical report contains adequate detail and information to support a Pre-Feasibility level analysis.

Infill drilling over portions of the project area and new estimation methodology has made it possible to estimate a new mineral resource estimate and upgrade portions of the mineral resource to the Indicated category.

A Mineral Resource and Reserves may be declared for the PTM Waterberg project and reported in the tables below:

Table 1-14:  T Zone Mineral Resource at 2.5 g/t 4E Cut-off

T-Zone 2.5g/t Cut-off

	Cut-off		Grade							Metal
Resource	4E	Tonnage	Pt	Pd	Au	Rh	4E	Cu	Ni	4E
Category	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	31.540	1.13	1.90	0.81	0.04	3.88	0.16	0.08	122 375	3.934
Inferred	2.5	19.917	1.10	1.86	0.80	0.03	3.79	0.16	0.08	75 485	2.427

Table 1-15:  F Zone Mineral Resource at 2.5 g/t 4E Cut-off

F-Zone 2.5g/t Cut-off

	Cut-off		Grade							Metal
Resource	4E	Tonnage	Pt	Pd	Au	Rh	4E	Cu	Ni	4E
Category	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	186.725	1.05	2.23	0.17	0.04	3.49	0.07	0.16	651 670	20.952
Inferred	2.5	77.295	1.01	2.16	0.17	0.03	3.37	0.04	0.12	260 484	8.375

Table 1-16:  Probable Reserve at 2.5 g/t 4E Cut-off

Zone	Mt	Moz	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	4E (g/t)
T Zone	16.50	2.09	1.14	1.93	0.83	0.04	3.94
F South	10.32	1.26	1.14	2.42	0.19	0.04	3.78
F Central	36.75	4.24	1.08	2.30	0.18	0.04	3.59
F Boundary	16.08	1.94	1.12	2.40	0.19	0.04	3.75
F North	23.02	2.79	1.13	2.42	0.19	0.04	3.78
Total	102.67	12.32	1.11	2.29	0.29	0.04	3.73

The following prices, based on a 3-year trailing average in accordance with U.S. Securities and Exchange Commission (“SEC”) guidance, was used for the assessment of Resources and Reserves.

The Investment Bank Consensus price and spot price were also used for the Sensitivity analysis.

Table 1-17:  Key Economic assumptions

Parameter	Unit	3 Yr Trailing Average 31 Jul 2016	Spot Price 6 Oct 2016	Investment Bank Consensus Price Deck 16 Sep 2016
Platinum	US$/oz.	1.212	964	1.213
Palladium	US$/oz.	710	668	800
Gold	US$/oz.	1.229	1.255	1.300
Rhodium	US$/oz.	984	675	1.000
Basket (4E)	US$/oz.	899	798	960
Nickel	US$/lb	6.10	4.52	7.50
Copper	US$/lb	2.56	2.17	2.90
Base Metals Refining Charge	% Gross Sales	85%
Copper Refining Charge	% Gross Sales	73%
Nickel Refinery Charge	% Gross Sales	68%

The key features of the Waterberg 2016 PFS include:

•                  Planned steady state total and annual production and recoveries for the Mining zones are depicted in the table below.

Table 1-18:  Waterberg 2016 PFS Production results.

Item	Unit	Total LOM	LOM Annual Avg
Ore Production
Mineral Reserve	Mt	103	7.2
Ore Milled	Mt	103	7.2
T-Zone	g/t	3.94	3.94
F South	g/t	3.78	3.78
F Central	g/t	3.59	3.59
F Boundary	g/t	3.75	3.75
F North	g/t	3.78	3.78
4E	g/t	3.73	3.73
Copper	%	0.08	0.08
Nickel	%	0.15	0.15

Recoveries
Platinum	%	82.5	82.5
Palladium	%	83.2	83.2
Gold	%	75.3	75.3
Rhodium	%	59.4	59.4
4E	%	82.1	82.1
Copper	%	87.9	87.9
Nickel	%	48.8	48.8

Recovered Metal
Platinum	koz	3,029	222

Item	Unit	Total LOM	LOM Annual Avg
Palladium	koz	6,297	482
Gold	koz	715	45
Rhodium	koz	73	6
4E	koz	10,114	744
Copper	Mlb	168	11
Nickel	Mlb	163	12

Waterberg Key financial metrics are depicted in the table below:

Table 1-19:  Waterberg 2016 PFS Results

Item	Units	Total
Key Financial Results (3 Year Trailing Price Deck — US$/ZAR 15) - 31 July 2016
Life of Mine	years	19
Capital to Full Production	US$M	1060
Mine Site Cash Cost	US$/oz 4E	389
Total Mine Cash Costs After Credits	US$/oz 4E	248
Total Cash Costs After Credits	US$/oz 4E	481
All in Costs After Credits	US$/oz 4E	661
Site Operating Costs	US$/t Milled	38
After Tax NPV @ 8%	US$M	320
After Tax IRR	%	13.5
Project Payback Period (Start First Capital)	years	10
Investment Bank Consensus Price Deck- 16 September 2016
After Tax NPV8	US$M	507
After Tax IRR	%	16.3

Standard industry practices, equipment and design methods were used in this PFS Study.  The report authors are unaware of any unusual or significant risks, or uncertainties that would affect project reliability or confidence based on the data and information made available.  For these reasons, the path going forward must continue to focus on drilling activities and obtaining the necessary permitting approval, while concurrently advancing key activities in the FS that will reduce project execution time.

Risk is present in any mineral development project. Feasibility engineering formulates design and engineering solutions to reduce that risk common to every project such as resource uncertainty, mining recovery and dilution control, metallurgical recoveries, political risks, schedule and cost overruns, and labor sourcing. Opportunities include further optimization of the mine plan and potential reduction of development sustaining capital. The company indicates they will be focused on these aspects in the DFS phase.

The project provides attractive returns when compared to competitive projects in the Bushveld Complex in the Western or Northern Limb. Based on the competitive returns the project is recommended to proceed to the Definitive Feasibility Stage, (“DFS”). Drilling for measured resources should continue and be designed and budgeted along with the scoping process for the DFS.

1.24.1                                                            Geology and Mineral Estimates

A Mineral Resource may be declared for the PTM Waterberg project.  This Resource comprises an Indicated Resource of 31 Million tonnes at 3.88g/t 4E for the T-zone; and 186 Million tonnes at 3.49 g/t 4E for the F-zone.  Additional Inferred Resources of 19 Million tonnes at 3.79g/t 4E for the T-zone and 77 Million tonnes at 3.37g/t 4E for the F-zone.  These Resources are reported at a 4E grade cut-off of 2.5 g/t. Only Indicated resources are included in the mine plan and financial analysis.

1.24.2                                                            Geotechnical and Rock Engineering

The main findings in the geological and rock engineering investigations that influenced on reef mine design are discussed below:

•                  The general geotechnical conditions are suitable for the planned infrastructure and the soil and rock is capable of supporting the planned structures.

•                  The geotechnical database was adequate for this level of study.

•                  The mining methods that have been identified as most suited are Blind Longitudinal Retreat (BLR) and Sub-Level Open Stoping (SLOS).  These mining methods offer flexibility and with proper sequencing of mining cuts and support strategies, regional stability can be improved.

1.24.3                                                            Mining

The mine design and production schedules presented are deemed as reasonable for a PFS level of confidence.  Although, the BLR mining method is not widely utilized, it is the view of the project study team that the layouts and schedule rates are not overly aggressive.

A number of potential optimization opportunities have been identified and can be further quantified and expanded in the DFS.

1.24.4                                                            Metallurgy

Sufficient test work to support the Waterberg Platinum pre-feasibility study has been undertaken.

Extensive metallurgical test work has been conducted on two different flowsheets, namely the MF1 and MF2 flowsheets, with encouraging results obtained from both.  Test results have demonstrated that some of the ore types respond better to a particular configuration.

Bench scale test work conducted, on the Waterberg ores types and blends, has demonstrated that a saleable final concentrate containing at least 80 g/t 4E can be produced by applying a MF2 flowsheet and using standard Southern African PGM reagents. No deleterious elements are expected in the final concentrate, whilst 4E recoveries in excess of 80% are expected for the selected process design.

1.24.5                                                            Infrastructure

For the purposes of this PFS, a range of options were considered for the on site and regional infrastructure.

The main infrastructure requirements for the Waterberg Project are access roads, residue disposal, water management, power supply and process plant to service and treat the targeted mine production.

The Waterberg Project is situated in a remote area and will require approximately 32km of existing unpaved roads to be surfaced.

A combination of sewage effluent together with groundwater is considered the most viable solution to meet the bulk water requirements of the proposed mining schedule.  Wellfields with poor water quality will be targeted so as not to compete with domestic water uses in the area.

The bulk electricity supply for the project is being planned to cater for mining and plant production rates of up to 600ktpm, which correspond to an electrical load of up to 160MVA. A temporary electrical supply is being planned for the construction stage. Eskom has been engaged in the design process.

The availability of skilled labor resources, for both construction and operational phases, is limited and the training and skills development program will have to be closely monitored to ensure that the correct skills are developed in time to support the construction and operational requirements of the Waterberg Project. The company plans to use its accredited training center.

1.24.5.1                                                  Residue Storage Facility

The following conclusions were drawn from the study:

•                           A pre-feasibility design of the Residue Disposal Facility (RDF) for the Waterberg Project has been undertaken, in which:

•                  A suitable site for the RDF has been identified;

•                  conventional/thickened tailings is the safest option and well understood in the platinum industry and has been regarded as the preferred option for Waterberg;

•                  a conventional/thickened RDF has been shown to be the most cost effective option for Waterberg in terms of water costs; and

•                  The total LoM cost associated with the Waterberg RDF over the duration of the project life (Feasibility Study to Post Closure) is estimated at R1,057 million.

1.24.5.2                                                  Bulk Water Supply

Of all the options considered, a combination of sewage effluent together with groundwater is considered the most viable solution to meet the proposed mining schedule.

Consider the bulk water source options as described is Section 19.3.  The option of wellfields in combination with an effluent water pipeline from Bochum (Senwabarwama Ponds) is the most favorable with the least risk and is considered the base case. This infrastructure would allow the collection of water from various sources along the way, thereby ensuring a more sustainable bulk water supply to the Waterberg site.

The wellfields in combination with Waste Water Treatment Works (WWTW) pipeline from Bochum also creates the following opportunities:

•                                Access to groundwater from various wellfield areas along the route to supplement supply. This water is considered unsuitable for human consumption and would therefore have little impact on community water requirements;

•                                collection of water from smaller WWTW at Mogwadi;

•                                possible future expansion of the pipeline to collect effluent from Makhado WWTW

1.24.5.3                                                  Bulk Power Supply

The updated electricity supply plan compiled by Eskom provides for the establishment of new 132kV overhead lines from the Eskom Burotho 400/132kV main transmission substation,

The development of the abovementioned infrastructure will be done in conjunction with Eskom on a Self-Build basis and this work is already in an advanced stage.

1.24.6                                                            Market Studies and Contracts

No formal marketing studies have been conducted for this study nor have the local smelter and refinery operators been formally contacted to understand the appetite in the local industry to treat the concentrate to be produced from the project. Informal contact by the Company is reported to indicate capacity and interest by two smelters. This will need to be confirmed in the DFS stage. Based on a comparison with the Merensky style of concentrate the Waterberg concentrate is considered attractive.

Based upon industry data, it is expected that the payability for the concentrate sold to a local smelter operator will be up to 85% for the PGE’s, 73% for contained copper and 68% for contained nickel.  It is expected that the payment terms will be full payment after 16 weeks for all metals, but with financing arrangements, these terms can be improved, but with significant interest charges for the up-front payment.

1.24.7                                                            Environmental Impact Assessment Studies

The environmental permit, not yet approved, is of paramount importance, and delays from the company plan will increase project execution time.  Without the permit advancement to a mining right with approval, the Project cannot proceed and failure to secure the necessary permits could stop or delay the Project.  The  project design considers the environment and local communities.

1.24.8                                                            Community Social Impact Assessment Studies

The Community Social Impact Assessment Study is underway.  It is focusing on all the three farms affected by the mining operations.  This study is important because it assists in the compilations of the Social and Labor Plan (SLP).  The SLP forms part of the Mining Right application process.  Detailed consultation has been on going and is well documented.

The process for completing a Mining Right Application is underway. Discussions have been positive and business like.  Both the community and the company have arranged experienced mining lawyers to facilitate the negotiations.  The small community of approximately 100 homes will have to be relocated to the farm next to Ketting, which is also owned by the same community.  This will require relocations costs. The MRPDA provides for a right of access and fair compensation will be required.

Allowance for land purchase and relocation costs was provided for the SLP in the Financial Model.

1.25                                                                      Recommendations

The QPs recommend that the Waterberg project advance to the DFS stage. The project financial model, including low capital cost per annual ounce of production and low operating costs provides the basis for further investment and refinement of the project design. The QPs recommend that based on the large scale PGM production profile of the project at 744,000 4E ounces per year that the project owners initiate discussions with smelters an investigate a standalone smelting option. The QPs also recommend that the owners initiate work towards an application for a Mining Right including the development of a Social and Labor Plan and environmental permits.

1.25.1                                                            Geology and Mineral Estimates

It is recommended that exploration drilling continue in order to advance the geological confidence in the deposit through infill drilling.  This will provide more data for detailed logging and refined modelling.  This is expected to confirm the geological continuity and allow the declaration of further Indicated Mineral Resources.

Given the results of the diamond drilling on the northern area and the extent of target areas generated by geophysical surveys, the completion of the planned exploration drilling is recommended north of the location of the current exploration programme.  The objective of the exploration drilling would be to find the limit of the current deposit, confirm the understanding of the F Zone and improve the confidence for a selected part of the deposit to the measured category for the DFS. Geotechnical and Rock Engineering

1.25.2                                                            Geotechnical and Rock Engineering

The following is a list of work that will be required for a feasibility level of study.  Although the list is comprehensive is by no means exhaustive.

•                  Additional trial pits should be excavated at the exact positions of the proposed structures during the Definitive Feasibility Study at the next stage.  A diamond drilled triple tubes borehole should be undertaken at each surface crusher up to a depth of 45m or 10m into medium hard rock sandstone or stronger (>25MPa).  Appropriate soil and rock laboratory testing should be part of the geotechnical investigation at this stage, including falling head permeability test of the in situ material for the clay/geosynthetic liner of the tailing dam.

•                  The T-Reef should be explored geotechnically in more detail.

•                  Sufficient data should be collected to allow for rigorous analyses of joints.  This will include oriented core.

•                  A representative number of boreholes should be logged at selected locations to derive a more complete rock mass model that will inform designs of excavations away from the orebody as well as the main on-reef declines.

•                  With improved understanding of the model input parameters and the mining configuration, the assessment of the stability of the BLR designs, SLOS stopes and SLOS pillars can be conducted with greater confidence.

1.25.3                                                            Mining

It is recommended that the opportunities mentioned in Section 16.12.2 be investigated further.  This could be done prior to the next phase of the study or at least during the next DFS study phase.

•                  The mine design of underground access infrastructure, other underground excavations and production areas should be prepared to higher level of confidence for the DFS.

•                  Scheduling rates for development and production should be revisited to ensure that the rates planned remain realistic and achievable.

•                  Compile a detailed Bill of Quantities of the mine design and involve relevant mining contracting companies so that accurate cost estimates can be prepared.

•                  Conduct a simulation exercise that considers all underground logistics. It is recommended that this be done using an appropriate software package.

•                  Review the risks mentioned so that where possible adequate mitigating factors can be incorporated into the mine design and schedule.

•                  Complete a value engineering exercise on development and mining designs to reduce dilution and increase head grades.

•                  Waste development in sustaining capital should be studied for reduction with investigation and further detailing of the ventilation plan

1.25.4                                                            Metallurgy

It is recommended that the opportunities mentioned in Section 17 be investigated further.  This could be done prior to the next phase of the study or at least during the next study phase.

The following is also recommended for the next study phase:

•                  Flotation test work using water from the envisaged raw water sources to ensure the flotation performance is not negatively affected.

•                  Testing of the MF2 circuit using an Oxalic acid and Thiourea reagent scheme

•                  Comminution variability test work on the individual ore types

•                  Comminution variability test work on various possible mine blends

•                  Flotation open circuit batch variability test work on the individual ore types

•                  Flotation open circuit batch variability test work on various possible mine blends

•                  Concentrate thickening and filtration test work

Geotechnical investigation of the plant site to accurately determine founding conditions in the plant area and inform the design of the civil engineering works is also recommended.

The Definitive Feasibility Study would be completed using the test work results to optimize the process and infrastructure design and allow a more accurate assessment of the capital cost, operating cost and risks.

1.25.5                                                            Infrastructure

Progress in-depth further infrastructure studies associated with access roads, supply and logistics, RDF design methodologies and any other areas of the Project where studies and confidence levels are lacking and for which information is required to support permitting and feasibility studies.

The Infrastructure component outlines a series of recommendations for the Project including progression to the Feasibility Study phase in order to assess the Waterberg development further including:

1.25.5.1                                                  Residue Storage facility

For the Residue Disposal Facility Definitive Feasibility Study stage of the project, it is recommended that the following be included:

•                  A geotechnical investigation of the RDF site in order to confirm the type, extent and characteristics of the in-situ materials as well as available construction materials.

•                  A seepage analysis and slope stability study be undertaken to confirm the seepage regimes through the RDF as well as to confirm the RDF stability. The results of these analyses could affect greatly on the geometry of the RDF walls and ultimate height of the facility.

•                  Confirmation of the physical characteristics of the tailings product based on laboratory testing of a representative sample.

•                  Possible further optimization of the RDF preparatory works in terms of layout, footprint extent, etc. including any changes to the mine plan.

•                  Review the construction rates with a contractor to price the facility with representative rates.

•                  Compilation of a more detailed schedule of quantities describing the proposed preparatory works and the pricing of the schedules to a greater level of accuracy; and a hydrological study of potential flood lines near the RDF.

1.25.5.2                                                  Bulk Water Supply

Due to the scarcity of water in the area, it will be critical to conduct more detailed hydrogeological investigations in order to identify in detail the potential groundwater resources that can be developed for mine supply and to predict the mine inflows and impact zone accurately.  This will also be important to determine external bulk water requirements and the timing thereof.  These hydrogeological investigations should include a numerical model, which will also assist the mine with monitoring and water management during the life of mine.

1.25.5.3                                                  Bulk Power Supply

The electrical supply for the construction phase will involve the strengthening of an existing 22kV rural overhead line until the permanent supply infrastructure is in place. The 132kV overhead lines from the Eskom Burotho 400/132kV main transmission substation and the associated infrastructure would form part of the permanent supply infrastructure

1.25.6                                                            Market Studies and Contracts

It is recommended that the local smelter operators be formally approached to better understand the appetite to consume the significant concentrate production once the mine is at steady state.  A competitive process could be developed with the Japanese partner JOGMEC.

In addition, during the Definitive Feasibility Study, it is recommended that a Scoping Study be completed into the potential for the inclusion of a Waterberg Project Smelter on site.  The product from this smelter could be a furnace matte or a convertor matte, which could be treated locally or exported for refining.

1.25.7                                                            Environmental Impact Assessment Studies

The future development and delivery of the Waterberg Project will be underpinned by a programme of work for the mitigation of social and environmental impacts; creating value through good governance practices.

PTM has a programme of work in place to comply with the necessary environmental, social and community requirements, which include:

•                  ESIA in accordance with the Mineral and Petroleum Resources Development Act (MPRDA), the National Environmental Management Act (NEMA;

•                  Public Participation Process (PPP) in accordance with the NEMA Guidelines;

•                  Specialist investigations in support of the ESIA;

•                  Integrated Water Use License Application (IWULA) in compliance with the National Water Act (NWA); and

•                  Integrated Waste Management License in compliance with the National Environmental Management Waste Act (NEMWA).

1.25.8                                                            Community Social Impact Assessment Studies

The community impact assessment studies are being conducted and Platinum Group Metals and detailed documentation of the process is recommended to continue with appropriate specialists and counsel.

QUALIFIED PERSONS

The following Qualified Persons have completed work in preparation of the PFS and are responsible for the contents:

•                              Independent Engineering Qualified Person:
Mr. Robert L Goosen
(B.Eng. (Mining Engineering)) Pr. Eng. (ECSA)
Advisian/WorleyParsons Group

•                              Independent Geological Qualified Person:
Mr. Charles J Muller
(B.Sc. (Hons) Geology) Pr. Sci. Nat.
CJM Consulting (Pty) Ltd

•                              Independent Engineering Qualified Person:
Mr. Gordon I. Cunningham
B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM
Turnberry Projects (Pty) Ltd.

This material change report has been reviewed and approved by R. Michael Jones, P.Eng., a non-independent Qualified Person and the CEO of the Company.

Forward-looking Statements

This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this material change report include, without limitation, the projections and assumptions relating to future events that are contained in the PFS, including, without limitation NPV, IRR, costs, potential production of the

Waterberg Project and other operational and economic projections with respect to the Waterberg Project; future activities at Waterberg and the funding of such activities; trends in metal prices; potential future market conditions; the Company’s overall capital requirements and future capital raising activities, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters.  Although the Company believes the forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s shelf prospectus and registration statement, Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

This material change report also includes a reference to mineral resources and mineral reserves. The estimation of resources and reserves is inherently uncertain and involves judgement. Mineral resources that are not reserves do not have demonstrated economic viability. Judgements associated with geology, tonnage grades in place and that can be mined may prove to be unreliable and inaccurate. Fluctuations in metals prices, exchange rates, labour costs and government regulations among other things may materially affect resources and reserves. The Company does not yet have a right to mine the reported resources and reserves and there can be no assurance that the Company will convert its prospecting permits to a mining right.

5.2                                           Disclosure for Restructuring Transactions

N/A

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.                                                OMITTED INFORMATION

N/A

ITEM 8.                                                EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO    Phone: (604) 899-5450

ITEM 9.                                                DATE OF REPORT

October 20, 2016